SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 10-C

                 Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                             INTER-TEL, INCORPORATED
               ---------------------------------------------------
                 (Exact name of issuer as specified in charter)

                  120 N. 44TH ST., SUITE 200, PHOENIX, AZ 85034
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                    (Address of principal executive offices)

Issuer's telephone number, including area code:  602-302-8900
                                               ----------------

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING
                    -----------------------------------------
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of Security: INTER-TEL, INCORPORATED COMMON STOCK
                           -----------------------------------------------------
2.       Number of shares outstanding before the change: 12,961,413 (Schedule 1)
                                                        ------------------------
3.       Number of shares outstanding after the change: 11,773,503 (Schedule 1)
                                                       -------------------------
4.       Effective date of change:  7/7/97 and 6/11/97 (Schedule 1)
                                  ----------------------------------------------
5. Method of change: Stock split effected in the form of a stock dividend Specify method (such as merger, acquisition, exchange, distribution, stock split reverse split, acquisition of stock for treasury, etc.)
         Give brief description of transaction:      Acquisition of stock for
          treasury                             ---------------------------------
         ------------------------


                          II. CHANGE IN NAME OF ISSUER

1.       Name prior to change:__________________________________________________
2.       Name after change:_____________________________________________________
3.       Effective date of charter amendment changing name:_____________________
4.       Date of shareholder approval of change, if required:___________________


Date:    7/11/97               INTER-TEL, INCORPORATED


                                                     By: /s/ Kurt R. Kneip
                                                     ---------------------------
                                                         Kurt R. Kneip
                                                         Chief Financial Officer

                              SEC & Nasdaq Filing
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INTER-TEL, INCORPORATED
Form 10-C Attachment (Acquisition of stock for treasury)
Schedule 1

-----------------------------------------------------------------------------------------------------
Purchase       Settlement        Number                              Remaining           Outstanding
  Date            Date           Shares                              Authorized            Shares
-----------------------------------------------------------------------------------------------------
Line 2: Number of shares outstanding before the changes (4/29/97)                        12,961,413

Authorization by Inter-Tel Board of Directors on 4-23-97:             1,450,000

Line 4 Information:
-------------------
4/29/97          5/2/97             100,000                           1,350,000
5/15/97         5/20/97              13,700                           1,336,300
 6/2/97          6/5/97              25,000                           1,311,300
 6/3/97          6/6/97              32,500                           1,278,800
 6/4/97          6/9/97              40,000                           1,238,800
 6/5/97         6/10/97              16,000                           1,222,800
 6/5/97         6/10/97              10,000                           1,212,800
 6/6/97         6/11/97             468,400                             744,400
 6/6/97         6/11/97               5,000      5% Aggregate           739,400
6/10/97         6/13/97              16,500                             722,900
6/11/97         6/16/97               7,700                             715,200
6/12/97         6/17/97              28,800                             686,400
6/12/97         6/17/97              25,000                             661,400
6/13/97         6/18/97              85,600                             575,800
6/16/97         6/19/97              15,000                             560,800
6/16/97         6/19/97              10,000                             550,800
6/17/97         6/20/97              25,000                             525,800
6/18/97         6/23/97              45,000                             480,800
6/19/97         6/24/97              10,000                             470,800
6/20/97         6/25/97              23,500                             447,300
6/25/97         6/30/97              10,000                             437,300
6/26/97          7/1/97               2,000                             435,300
6/30/97          7/3/97             170,000                             265,300
 7/1/97          7/7/97             100,000                             165,300
 7/1/97          7/7/97              50,000      5% Aggregate           115,300
 7/8/97         7/11/97             100,000                              15,300
                                  ---------                              ------

TOTALS                            1,434,700                              15,300         (1,434,700)
                                  =========                              ======

Other stock transactions (option exercises and stock issuance
 in connection with an acquisition) between 4/29/97 and 7/8/97                             246,790
                                                                                        ----------
Line 3: Number of shares outstanding after the changes (7/11/97)                        11,773,503
                                                                                        ==========